UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 12b-25

Commission File Number: 001-13106

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q

[_] Form N-SAR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K [ ] Transition Report on From 10-Q

[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: ESSEX PROPERTY TRUST, INC.

Former name if applicable: N/A

Address of principal executive office: 925 East Meadow Drive

City, state and zip code: Palo Alto, CA 94303

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form B-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has experienced delays in the preparation of its financial statements and related disclosures. These delays have been due to a number of factors, including issues arising from the restatement of prior years’ financial statements due to the retroactive adoption of Financial Accounting Standards Board Interpretation No. 46 (Revised December 2003) (FIN 46R) and the time and effort of the Registrant’s management and accounting staff in addressing matters related to management’s report on internal control over financing reporting. As a result of these and other factors, the Registrant is unable, without unreasonable effort or expense, to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Annual Report") by March 16, 2005, the prescribed deadline for filing.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael J. Schall	(650)	494-3700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended December 31, 2004, the Registrant will report that net income available to common stockholders was $32.0 million, or $1.38 per diluted share, compared to net income available to common stockholders of $5.8 million, or $0.25 per diluted share, for the quarter ended December 31, 2003. For the year ended December 31, 2004, net income available to common stockholders totaled $77.7 million, or $3.36 per diluted share, as compared to net income available to common stockholders of $33.9 million, or $1.57 per diluted share for the year ended December 31, 2003.

The Registrant’s results for the quarter ended December 31, 2004, include the following non-recurring items:

-- The Registrant’s equity method share of gains resulting from the sale of seven Fund I multifamily properties, combined with the sale of its 49.9 percent direct ownership interest in Coronado at Newport North, totaled $25.2 million. In addition, the Registrant’s equity method share of a non-cash loss related to the write-off of unamortized loan fees on the properties that were sold totaled $335,000.

-- A promote distribution in the amount of $3.8 million resulting from the incentive income allocation provisions of the Fund I agreement.

-- A reserve for employee-related litigation costs in the amount of approximately $500,000.

ESSEX PROPERTY TRUST, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005

By: /s/ Michael J. Schall

Michael J. Schall

Senior Executive Vice President, Director and Chief Operating Officer

(Authorized Officer and Principal Financial Officer)